Exhibit 12.1

HOKU SCIENTIFIC, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

	Years Ended December 31,					Nine Months ended December 31,
	2007	2006	2005	2004	2003	2007	2006
Available Earnings
Pretax income (loss) from continuing operations before fixed charges and capitalized interest	$(2,752)	$1,344	$(728)	$(2,865)	$(2,831)	$(2,194)	$(635)
Add fixed charges	183	1	2	2	1	183	1
Less capitalized interest	(183)	(1)	(2)	(2)	(1)	(183)	(1)
Available earnings (deficit) from continuing operations	$(2,752)	$1,344	$(728)	$(2,865)	$(2,831)	$(2,194)	$(635)

Fixed Charges
Capitalized interest	183	-	-	-	-	183	-
Interest portion of capital lease		1	2	2	1		1
Fixed charges	183	1	2	2	1	183	1
Ratio of earnings to fixed charges	*	1,344	*	*	*	*	*
*Deficiency of fixed charge coverage	$(2,935)	-	$(730)	$(2,867)	$(2,832)	$(2,377)	$(636)